UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Explanatory Note

As previously reported on a Form 6-K report on March 25, 2024 (the “Form 6-K”), E-Home Household Service Holdings Limited (the “Company”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain purchasers identified on the signature page thereto (the “Purchasers”). Pursuant to the Purchase Agreement, the Company sold to the Purchasers in a registered direct offering, an aggregate of 10,000,000 ordinary shares (the “Shares”) of the Company at a price of $1.20 per share, for aggregate gross proceeds to the Company of $12,000,000 (the “Offering”), before deducting offering expenses.

This Amendment No. 1 to Form 6-K (the “Amendment”) is being furnished solely to supplement the exhibits to the Form 6-K with a copy of the opinion of Conyers Dill & Pearman relating to the validity of the Shares issued in the Offering. A copy of the opinion is filed as Exhibit 5.1 hereto. Except as expressly described herein, this Amendment does not change any of the disclosure contained in the Form 6-K.

This report on Form 6-K/A is incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-259464) and related prospectuses, as such registration statement and prospectuses may be amended or supplemented from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Number	Description of Exhibit
5.1	Opinion of Conyers Dill & Pearman
23.1	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2024

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer

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